UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 10, 2023

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Extraordinary General Meeting

On July 6, 2023, VivoPower International PLC (the "Company”) held its extraordinary general meeting of shareholders (the "Meeting”). At the Meeting, the Company’s shareholders voted on the following four resolutions, each of which was approved by no less than 96% of votes cast:

1.

To consider and, if thought fit, approve an amendment to the VivoPower International PLC 2017 Omnibus Incentive Plan (“OIP”) that will allow for the number of shares reserved for the OIP to automatically increase each July 1, beginning on July 1, 2023, and ending on July 2, 2032, by 5.0% of the outstanding number of shares of the Company on the immediately preceding June 30, or such lesser amount as determined by the Company’s Remuneration Committee.

2.

To consider and, if thought fit, approve the issuance of warrants exercisable for up to 869,411 shares with an exercise price representing the volume weighted average price (VWAP) of the Company from 1 October 2022 to 31 May 2023 (“Warrants”) to the ASEAN Foundation and/or other non-profit foundations in lieu of cash salary owed and payable to the Company’s CEO for that period.

3.

To consider and, if thought fit, approve the ability of the Company to receive direct minority investment into Tembo e-LV B.V. (“Tembo”) from external strategic investors, provided the Company does not cede actual or de facto control in this subsidiary.

4.

To consider and approve, in accordance with section 618 of the Companies Act 2006, that the Company (acting by its Board) be and is hereby authorised to consolidate, or consolidate and divide, all or such number of its existing ordinary shares of $0.012 each into such reduced number of ordinary shares of such increased nominal value as the Company’s Board may at any time prior to 23 October 2023 determine is appropriate in order to ensure that the Company remains compliant with the applicable rules of Nasdaq concerning the minimum trading price of the Company’s shares. The ordinary shares existing after any exercise of this power by the Company shall have the same rights and be subject to the same restrictions (save as to nominal value) as the existing ordinary shares of $0.012 each in the capital of the Company as set out in the Company’s articles of association for the time being.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 10, 2023	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman